UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42925

BOYD GROUP SERVICES INC.

(Translation of registrant’s name into English)

1745 Ellice Avenue, Unit C1

Winnipeg, Manitoba, Canada R3H 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Management’s Discussion & Analysis and the Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2026 included on pages 2 to 26 and 27 to 47, respectively, of the Interim Report to Shareholders contained in Exhibit 99.1 to this report are incorporated by reference into the registrant’s Registration Statements on Form F-10 (File No. 333-291143) and Form S-8 (File No. 333-291880).

Exhibits

Exhibit No.	Description

99.1	Interim Report to Shareholders for the Second Quarter and Six Months Ended June 30, 2026

99.2	Chief Executive Officer Certification of Interim Filings, dated August 12, 2026

99.3	Chief Financial Officer Certification of Interim Filings, dated August 12, 2026

99.4	Press Release dated August 12, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOYD GROUP SERVICES INC.

By:	/s/ Peter Toni
Name: Peter Toni
Title: Senior Corporate Counsel & Assistant Secretary

Date: August 12, 2026